Room 4561
via fax (919) 754-3701

						March 6, 2006

Mr. Matthew J. Szulik
Chief Executive Officer, President and
  Chairman of the Board of Directors
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

Re:	Red Hat, Inc.
	Form 10-K for Fiscal Year Ended February 28, 2005
	Filed May 16,2005

Dear Mr. Szulik:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended February 28, 2005

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Services Revenue, page 55

1. We note your disclosure that revenues under fixed fee arrangements are recognized on a proportional performance basis if the arrangement involves the delivery of software which includes significant production, customization and modification. Tell us how you considered paragraph 75 of SOP 97-2 which indicates "in applying contract accounting, the vendor must use either the percentage-of-completion method or the completed contract method."

2. We further note that in prior years, similar disclosure indicated that the percentage-of-completion method was used to account for such arrangements. Please explain, in reasonable detail, the change from percentage-of-completion method to proportional performance method.
Clarify whether the change represents a change in disclosure or a change in policies or procedures related to revenue recognition and arrangements involving significant production, customization or modification of software. To the extent there has been a change in your policies or procedures, tell us how the change has been reflected in your financial statements.

 * * * * * * *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Edgar at (202)-551-3459 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,


      Brad Skinner
      Accounting Branch Chief
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Mr. Matthew J. Szulik
Red Hat, Inc.
March 6, 2006
Page 3